SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 May 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

5 May 2016

BT GROUP PLC

NOTIFICATION UNDER LISTING RULE 9.6.11

As announced on 18 March 2016, Simon Lowth will join BT Group plc on 4 July 2016, to become Group Finance Director. Simon will be appointed as an executive Board member with effect from 12 July 2016.

Tony Chanmugam will step down as an executive Board member at the conclusion of the AGM on 13 July.

Following the announcement of BT's first quarter results on 28 July Tony will move to focus on integrating the mobile network provider EE into BT for a period of time, and Simon will take on the role of Group Finance Director.

-ends-

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. With effect from 1 April 2016, the group has been reorganised and the customer-facing lines of business are now: Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 05 May 2016